Contact

www.linkedin.com/in/samantha-miller--3205415 (LinkedIn)
www.cadenceotc.com/ (Company)

Top Skills

Biopharmaceuticals

Biotechnology

Technology Transfer

Samantha Miller

Healthcare entrepreneur | Co-Founder & CEO Cadence OTC | plant-based for animals, planet, health & equity

Oakland, California, United States

Summary

Cadence OTC is on a mission to increase over-the-counter (OTC) access to safe, effective, affordable contraceptives for everyone everywhere. We own the rights to three of the most popular oral contraceptive formulations, and we're in the process of moving the birth control pill over-the-counter, so everyone can buy it with without a prescription or insurance. We are also bringing OTC emergency contraceptives to convenience stores nationwide, especially in healthcare deserts. The company was founded by renowned reproductive health experts and experienced healthcare entrepreneurs, and supported by a remarkable group of investors who care deeply about making birth control equally accessible to all people.

I'm an Impact entrepreneur creating global change through purpose-driven startups. I'm passionate about health, nature, animals, biodiversity, and equity. I'm a diligent entrepreneur and negotiator. I'm co-Founder & CEO at Cadence OTC where we're in the process of moving the birth control pill over-the-counter and bringing an emergency contraceptive to convenience stores in healthcare deserts.

I'm an advisor to InCarda Therapeutics and PolyPlus Battery Company.   I've lead collaborations with many biotech and pharma companies all over the world. I'm also an advisor and board member for several other entrepreneurial teams I believe in, including Rancho Compasión, Miyoko Schinner's animal sanctuary.

Experience

Cadence OTC

Co-Founder + CEO

January 2017 - Present (8 years 4 months)

Oakland, CA

Cadence OTC is on a mission to increase over-the-counter (OTC) access to safe, effective, affordable contraceptives. We own the rights to three of the most popular oral contraceptive formulations, and we're in the process of moving the birth control pill over-the-counter and bringing OTC emergency contraceptives to convenience stores. cadenceotc.com

Contraceptive Access Initiative (CAI)
Board Director
September 2021 - Present (3 years 8 months)
Washington DC-Baltimore Area

The nonprofit Contraceptive Access Initiative (CAI) advocates for increasing access to hormonal contraception over the counter, free from stigma, bias and coercion.

The Good Food Institute
Mentor
January 2023 - Present (2 years 4 months)
Washington DC-Baltimore Area

Developing the roadmap for a sustainable, secure, and just global protein supply.

Rancho Compasión
Board Director
March 2022 - Present (3 years 2 months)
Nicasio, California, United States

Miyoko Schinner's non-profit is on a mission is to provide a lifelong home for rescued farm animals, and to educate the public about animals typically regarded as food commodities and the impacts of animal agriculture on the climate, planet, health, and equity.

InCarda Therapeutics
10 years 4 months

Strategic Advisor
August 2017 - Present (7 years 9 months)
Newark, CA

Chief Business Officer
January 2015 - July 2017 (2 years 7 months)
Brisbane, CA

PolyPlus Battery Company

Corporate Development Advisor and Board Director
January 2017 - Present (8 years 4 months)
Berkeley, CA

http://polyplus.com/

Tesio Pharmaceuticals, Inc.
Board Director
January 2021 - March 2023 (2 years 3 months)
Davis, California, United States

iPharma
Board Director
October 2015 - June 2022 (6 years 9 months)
Union City, CA

A Leader in the Development of Inhaled Medicines. At iPharma, our goal
is to become the world's leading inhalation development contract research
organization.

Dance Biopharm
7 years 5 months

Corporate Development Advisor
June 2015 - July 2017 (2 years 2 months)
San Francisco Bay Area

http://www.dancebiopharm.com

Chief Business Officer and Board Director
March 2010 - May 2015 (5 years 3 months)
San Francisco Bay Area

Jennerex Biotherapeutics
Vice President, Corporate Development
August 2008 - December 2010 (2 years 5 months)

Anesiva
Vice President, Business Development
August 2006 - December 2008 (2 years 5 months)

Theravance Biopharma, Inc.
Senior Director, Licensing/BD and Development Program Leader
2001 - 2006 (5 years)

Nektar
Director, Business Development
1998 - 2001 (3 years)

Onyx Pharmaceuticals
Director, Business Development
1996 - 1998 (2 years)

P&G Pharmaceuticals
Associate Brand Manager
1993 - 1996 (3 years)

———

Education

University of Rochester - William E. Simon Graduate School of
Business Administration
MBA, Finance · (1988 - 1991)

University of Rochester School of Medicine and Dentistry
M.S., Immunology/Microbiology · (1988 - 1991)

UC San Diego
B.S., Biochemistry and Cell Biology · (1983 - 1987)